EXHIBIT 12.1

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Six Months Ended
	June 30,		Twelve Months Ended December 31,
	2004 (1)	2003 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)	1999 (1)
Earnings from operations	$72,953	$60,032	$106,395	$107,857	$101,561	$118,307	$139,662
Add:
Interest expense	87,717	76,774	174,397	189,432	80,359	83,286	93,974

Earnings as adjusted	$160,670	$136,806	$280,792	$297,289	$181,920	$201,593	$233,636

Fixed charges:
Interest expense	$87,717	$76,774	$174,397	$189,432	$80,359	$83,286	$93,974
Capitalized interest	11,347	11,528	26,854	32,377	29,186	37,079	41,099

Total fixed charges	$99,064	$88,302	$201,251	$221,809	$109,545	$120,365	$135,073

Ratio of earnings to fixed charges	1.6	1.5	1.4	1.3	1.7	1.7	1.7

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.